UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-207913

Kabushiki Kaisha Concordia Financial Group
(Exact name of registrant as specified in its charter)

Concordia Financial Group, Ltd.
(Translation of registrant’s name into English)

7-1, Nihonbashi 2-chome, Chuo-ku
Tokyo, 103-0027 Japan
+81-3-5200-8201
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

PART I

Item 1. Exchange Act Reporting History

A. The Bank of Yokohama, Ltd. (“Bank of Yokohama”) and The Higashi-Nippon Bank, Limited (“Higashi-Nippon Bank” and, together with Bank of Yokohama, the “Predecessor Registrants”) jointly filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4 (the “Registration Statement”) in connection with their business integration by way of a joint share transfer (“share transfer”) under Japanese law.  Through the share transfer, Bank of Yokohama and Higashi-Nippon Bank integrated their businesses and management resources under Concordia Financial Group, Ltd. (the “Registrant”), which was newly incorporated through the share transfer.

The Registration Statement became effective on November 13, 2015.  As a result, Bank of Yokohama and Higashi-Nippon Bank each first incurred on November 13, 2015 the duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  On April 1, 2016, the share transfer became effective, and the Registrant assumed the Section 15(d) filing obligations of the Predecessor Registrants on April 1, 2016 pursuant to Rule 15d-5 of the Exchange Act.  On the same date, each Predecessor Registrant filed a notice on Form 15 pursuant to Rule 15d-6 under the Exchange Act informing the Commission of the suspension of its duty to file reports under Section 15(d) of the Exchange Act.

B. Each Predecessor Registrant and the Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the period from November 13, 2015 to the date hereof, including an annual report on Form 20-F filed on July 28, 2016.  As a result, and in reliance on Rule 12h-6(d) of the Exchange Act, the Registrant has satisfied the requirements set forth in Rule 12h-6(a).

Item 2. Recent United States Market Activity

Apart from the securities that were the subject of the Registration Statement that became effective on November 13, 2015, which is what triggered the reporting obligations of the Predecessor Registrants, securities of the Registrant or the Predecessor Registrants have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended, in the 12 months preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan.  The Predecessor Registrants had also maintained a listing of their common stock on the TSE, as described below.

B. Bank of Yokohama’s and Higashi-Nippon Bank’s common stock were initially listed on the TSE in September 1961 and October 1972, respectively.  Both were delisted on March 29, 2016, in anticipation of the share transfer and the succession of the Registrant to the listings.  In connection with the share transfer, on April 1, 2016 the Registrant succeeded to Bank of Yokohama’s and Higashi-Nippon Bank’s TSE listings.  The Predecessor Registrants and the Registrant have thus collectively maintained a listing of shares of their common stock on the TSE during at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE for the period from April 1, 2016 to November 12, 2016 (both dates inclusive) was 100% of the worldwide trading volume.  The percentage of trading in Bank of Yokohama’s common stock that occurred in Japan on the TSE for the period from November 13, 2015 to March 31, 2016 (both dates inclusive) was 98.09% of the worldwide trading volume.  The percentage of trading in Higashi-Nippon Bank’s common stock that occurred in Japan on the TSE for the period from November 13, 2015 to March 31, 2016 (both dates inclusive) was 100% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on November 13, 2015 and ended on November 12, 2016 (both dates inclusive) (the “Applicable Period”).  For the purposes of this Item 4:

•	the “Pre-Share Transfer Applicable Period” refers to the period between November 13, 2015 and March 31, 2016 (both dates inclusive); and

•	the “Post-Share Transfer Applicable Period” refers to the period between April 1, 2016 and November 12, 2016 (both dates inclusive).

B. The table below sets forth the average daily trading volume (“ADTV”) of the common stock of the Registrant and the Predecessor Registrants both in the United States (including off-exchange and on-exchange transactions) and worldwide for the periods stated.

	In the United States	Worldwide
Bank of Yokohama, during the Pre-Share Transfer Applicable Period	117,518 shares	6,163,585 shares
Higashi-Nippon Bank, during the Pre-Share Transfer Applicable Period	0 shares	255,689 shares
The Registrant, during the Post-Share Transfer Applicable Period	0 shares	4,528,540 shares

C. The ADTV of the common stock of the Registrant in the United States for the Post-Share Transfer Applicable Period was 0% of the ADTV of such stock on a worldwide basis.  The ADTV of the common stock of Bank of Yokohama in the United States for the Pre-Share Transfer Applicable Period was 1.91% of the ADTV of such stock on a worldwide basis.  The ADTV of the common stock of Higashi-Nippon Bank in the United States for the Pre-Share Transfer Applicable Period was 0% of the ADTV of such stock on a worldwide basis.

D. Neither the Registrant’s or either Predecessor Registrant’s common stock nor American Depositary Shares representing such common stock are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not established a sponsored American Depositary Receipt facility regarding its common stock. From November 13, 2015, when the Registration Statement was declared effective, to date, neither Predecessor Registrant had a sponsored American Depositary Receipt facility.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on December 12, 2016.

B. The Registrant used Bloomberg, Dow Jones and Reuters to disseminate the notice in the United States.  A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.concordia-fg.jp/e/.

PART III

Item 10. Exhibits

1.1 Press release dated December 12, 2016.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Concordia Financial Group, Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Concordia Financial Group, Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 12, 2016

Concordia Financial Group, Ltd.

By:	/s/ Tatsumaro Terazawa
	Name:	Tatsumaro Terazawa
	Title:	Representative Director and President